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                           May 12, 2020

       Gary S. Loffredo
       Chief Operating Officer
       Cinedigm Corp.
       237 West 35th Street, Suite 605
       New York, NY 10001 (212) 206-8600

                                                        Re: Cinedigm Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2020
                                                            File No. 333-238183

       Dear Mr. Loffredo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services